May 9, 2014
Via EDGAR Correspondence
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549

Attention:	Robert F. Telewicz, Jr.
Senior Staff Accountant
Division of Corporation Finance

Re:	Investors Real Estate Trust
Form 10-K for the year ended April 30, 2013 Filed on July 1, 2013
File No. 001-35624

Dear Mr. Telewicz:
Following is our response to your letter dated April 3, 2014, on behalf of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Ms. Diane Bryantt, Chief Financial Officer of Investors Real Estate Trust (the "Company"), regarding the above-referenced filing of the Company with the Commission.  For convenience, we have repeated the Commission's captions and comments (bolded), followed by the Company's response.
FORM 10-K FOR THE YEAR ENDED APRIL 30, 2013
Item 2. Properties, page 22
Summary of Individual Properties Owned as of April 30, 2013, page 24
1.
We note several properties whose physical occupancy is less than 50% as of April 30, 2013. Please provide us with an update on leasing efforts related to these properties. In your response, please provide us with a summary of the asset impairment analysis for each property.

In accordance with ASC 360, the Company reviews its long-lived assets for impairment when changes in circumstances or triggering events indicate that the cost of the asset might not be recoverable. Judgments regarding the existence of such impairment indicators are based on factors such as the operational performance of a property (net operating income and occupancy level), market conditions, the expected holding period of each asset, and events that affect the financial strength of significant tenants, such as a bankruptcy filing by a major tenant. When a change in circumstance or triggering event has been identified for a long-lived asset group, the Company compares the expected future undiscounted cash flows for the long-lived asset group (including the estimated cash flows from sale of the property at the end of the holding period) against the carrying amount of the asset group (including any associated intangibles). The evaluation of undiscounted cash flows is subjective and reflects assumptions regarding current market conditions relative to the long-lived asset being evaluated, such as future occupancy, rental rates and capital requirements. Such assumptions could differ materially from

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May 9, 2014

actual results. The Company re-evaluates the assumptions used in its impairment analysis when circumstances suggest such re-evaluation is warranted. For example, a worsening real estate market or tenant activity may cause the Company to re-evaluate its impairment analysis assumptions. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset group, an impairment loss is recorded for the difference between the estimated fair value (based on a discounted cash flow analysis or appraisal, or other third-party source) and the carrying amount of the asset group.
The 13 properties listed below are all of the Company's properties having occupancy of less than 50% as of April 30, 2013. For each of these properties, we have provided an update on leasing efforts and a summary of the asset impairment analysis. These 13 properties had aggregate real estate investments of $69.4 million, or approximately 4.1% of the Company's total real estate investments of $1.7 billion as of April 30, 2013, and generated revenue of $4.9 million for the fiscal year ended April 30, 2013, or approximately 1.9% of the Company's total revenues of $259.4 million. Properties 1 through 8 below were analyzed and tested for impairment as of April 30, 2013. Properties 9 through 13 were also analyzed for impairment as of April 30, 2013; however, while they may have been tested for impairment in earlier quarters, they were not tested for impairment as of April 30, 2013 because of the existence of various factors as described below.
Certain assumptions are common to all of the Company's impairment analyses below. In estimating the capitalization rate on sale, the Company obtains from a third-party source a regional 5-year average capitalization rate for each segment, which the Company then averages to get a single blended rate. For assets held for investment, the Company assumes a 10-year holding period for testing purposes. The Company assumes lease-up by the end of year 2 to the current average portfolio occupancy of the particular segment and assumes estimated tenant improvements and leasing costs necessary to achieve lease-up of the vacant space.  Years 3 through 10 of the holding period are assumed to be stabilized at a occupancy of 90.0% for commercial office and retail properties and 95.0% for commercial medical properties. New lease terms are assumed to be for 5 years at current market rates.
Properties analyzed and tested for impairment as of April 30, 2013
1)            Dewey Hill Business Center. The major assumptions used in the impairment analysis as of April 30, 2013 for this property were as follows:  a 10-year holding period, lease-up within 2 years at a occupancy of 81.6%, occupancy of 90.0% in years 3 through 10, market rent of $6.52 per square foot and a capitalization rate of 8.5%.  At the time of testing, management had the intent and ability to hold the property for at least the 10-year holding period. The sum of the estimated undiscounted cash flows, including an assumed sale price, was not less than the carrying amount of the asset group. Based on the impairment analysis, the Company determined that an impairment charge was not warranted at April 30, 2013.

Subsequent to April 30, 2013, management engaged a third-party appraiser to evaluate the property.  The appraisal, completed in the second quarter of fiscal year 2014, identified the prospective stabilized market value at 90.0% occupancy to be $4.3 million. The stabilized market value was relevant because the Company intended to hold the property for investment. The appraisal exceeded the property's carrying amount (including associated intangibles) of $3.8 million as of April 30, 2013.

During the period from April 30, 2013 to January 31, 2014, five lease proposals were issued to prospective tenants in response to their inquiries, but no leases were executed.  The lease-up assumptions used at April 30, 2013 were not based on specific proposals, so the fact that none of these proposals resulted in executed leases did not change the lease-up assumptions in the impairment

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 May 9, 2014

analysis. However, the multiple inquiries did reinforce management's belief that the property was of interest to prospective tenants. The Company updated the impairment analysis as of July 31, 2013, October 31, 2013 and January 31, 2014 and concluded each time that an impairment charge was not warranted.

During the fourth quarter of fiscal year 2014, management presented a strategic plan to the Company's Board of Trustees, as discussed in the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2014, filed with the SEC on March 12, 2014 (the "Strategic Plan"). Dewey Hill Business Center was identified in connection with the Strategic Plan as a candidate for disposition.

In the fourth quarter of fiscal year 2014, a sales agreement based on an unsolicited offer was signed for a sale price of $3.1 million, which was less than the property's carrying amount (including associated intangibles) of $3.9 million as of January 31, 2014. Consequently, the impairment testing as of April 30, 2014 will assume two possible holding periods for this property (the original holding period of 10 years and a holding period of 3 months based on the anticipated sale date in the first quarter of fiscal year 2014), with a 90% probability of the holding period being 3 months.

2)            Southeast Tech Center.  The major assumptions used in the impairment analysis as of April 30, 2013 for this property were as follows:  a 10-year holding period, lease-up within 2 years at occupancy of 81.6%, occupancy of 90.0% in years 3 through 10, market rent of $8.75 per square foot and a capitalization rate of 8.5%.  At the time of testing, management had the intent and ability to hold the property for at least the 10-year holding period. The sum of the estimated undiscounted cash flows, including an assumed sale price, was not less than the carrying amount of the asset group. Based on the impairment analysis, the Company determined that an impairment charge was not warranted at April 30, 2013.
During the period from April 30, 2013 to January 31, 2014, three lease proposals were issued to prospective tenants in response to their inquiries, but no leases were executed.  The lease-up assumptions used at April 30, 2013 were not based on specific proposals, so the fact that none of these proposals resulted in executed leases did not change the lease-up assumptions in the impairment analysis. However, the multiple inquiries did reinforce management's belief that the property was of interest to prospective tenants. The Company updated the impairment analysis as of July 31, 2013, October 31, 2013 and January 31, 2014 and concluded each time that an impairment charge was not warranted.
3)            Thresher Square.  The major assumptions used in the impairment analysis as of April 30, 2013 for this property were as follows:  a 10-year holding period, lease-up within 2 years at occupancy of 81.6%, occupancy of 90.0% in years 3 through 10, market rent of $10.75 per square foot and a capitalization rate of 8.5%.  At the time of testing, management had the intent and ability to hold the property for at least the 10-year holding period. The sum of the estimated undiscounted cash flows, including an assumed sale price, was not less than the carrying amount of the asset group. Based on the impairment analysis, the Company determined that an impairment charge was not warranted at April 30, 2013.
During the period from April 30, 2013 to January 31, 2014, there were four lease proposals issued to prospective tenants in response to their inquiries.  One new lease was executed for 1,739 square feet at an average rental rate of $10.70 per square foot. The lease-up assumptions used at April 30, 2013 were not based on specific proposals, so the fact that three of the proposals did not result in executed leases did not change the lease-up assumptions in the impairment analysis. However, the multiple inquiries did

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reinforce management's belief that the property was of interest to prospective tenants. The Company updated the impairment analysis as of July 31, 2013, October 31, 2013 and January 31, 2014 and concluded each time that an impairment charge was not warranted.
This property's location and announcements of development plans for the area contribute to management's continued belief that the property will attract prospective tenants. This property is located near the new Minnesota Vikings football stadium and the new Wells Fargo Bank office campus, both of which are currently under construction in Minneapolis, Minnesota. Significant new development has been announced for this area and management anticipates that this development will result in future leasing opportunities at Thresher Square.
4)            Wirth Corporate Center.  The major assumptions used in the impairment analysis as of April 30, 2013 for this property were as follows:  a 10-year holding period, lease-up within 2 years at occupancy of 81.6%, occupancy of 90.0% in years 3 through 10, market rent of $12.50 per square foot and a capitalization rate of 8.5%.  At the time of testing, management had the intent and ability to hold the property for at least the 10-year holding period. The sum of the estimated undiscounted cash flows, including an assumed sale price, was not less than the carrying amount of the asset group. Based on the impairment analysis, the Company determined that an impairment charge was not warranted at April 30, 2013.
During the period from April 30, 2013 to January 31, 2014, there were two lease proposals issued to prospective tenants in response to their inquiries, but neither resulted in an executed lease. The lease-up assumptions used at April 30, 2013 were not based on specific proposals, so the fact that none of these proposals resulted in executed leases did not change the lease-up assumptions in the impairment analysis. However, the multiple inquiries did reinforce management's belief that the property was of interest to prospective tenants. The Company updated the impairment analysis as of July 31, 2013, October 31, 2013 and January 31, 2014 and concluded each time that an impairment charge was not warranted.
Wirth Corporate Center was identified in connection with the Strategic Plan as a candidate for disposition. In April 2014, the Company received an unsolicited offer from a prospective purchaser to purchase the property for a sale price of approximately $4.8 million, which was less than the property's carrying amount (including associated intangibles) of $6.9 million as of January 31, 2014. As of the date hereof, a purchase agreement has not been signed. Management is currently evaluating the likelihood of this sale, or any, closing. The Company's impairment analysis as of April 30, 2014 will assume two possible holding periods for this property (the original holding period of 10 years and a holding period of 3 months based on the potential sale date).
5)            Sartell 2000 23rd Street South. The major assumptions used in the impairment analysis as of April 30, 2013 were as follows:  a 10-year holding period, lease-up within 2 years at occupancy of 95.0%, occupancy of 95.0% in years 3 through 10, market rent of $14.00 per square foot and a capitalization rate of 8.5%.  At the time of testing, management had the intent and ability to hold the property for at least the 10-year holding period. The sum of the estimated undiscounted cash flows, including an assumed sale price, was not less than the carrying amount of the asset group. Based on the impairment analysis, the Company determined that an impairment charge was not warranted at April 30, 2013.
During the period from April 30, 2013 to January 31, 2014, there were several lease prospects, but no proposals were issued to prospective tenants. The multiple prospects reinforced management's belief

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that the property was of interest to prospective tenants. The Company updated the impairment analysis at July 31, 2013, October 31, 2013 and January 31, 2014 and concluded each time that an impairment charge was not warranted.
During the fourth quarter of fiscal year 2014, the Company received a request for proposal from a prospective tenant regarding a lease for the entire building. The lease proposal was issued on May 5, 2014 with rent of $14.00 per square foot Management believes this is a strong lease prospect.
6)            Anoka Strip Center.  The major assumptions used in the impairment analysis as of April 30, 2013 were as follows:  a 10-year holding period, lease-up within 2 years at occupancy of 88.7%, occupancy of 90.0% for years 3 through 10, market rent of $6.50 per square foot and a capitalization rate of 8.5%.  At the time of testing, management had the intent and ability to hold the property for at least the 10-year holding period. The sum of the estimated undiscounted cash flows, including an assumed sale price, was not less than the carrying amount of the asset group. Based on the impairment analysis, the Company determined that an impairment charge was not warranted at April 30, 2013.
During the first quarter of fiscal year 2014, the Company received and accepted an offer to purchase the property for $325,000. Since this was a smaller, peripheral property, management chose to accept the offer. An impairment charge of approximately $265,000 was recorded in the first quarter of fiscal year 2014 due to the change in estimated holding period. When the sale closed in the third quarter of fiscal year 2014, an immaterial loss of approximately $22,000 was recorded due to closing costs.
7)            Burnsville 2 Strip Center.  The major assumptions used in the impairment analysis as of April 30, 2013 were as follows:  lease-up within 2 years at occupancy of 88.7%, occupancy of 90.0% for years 3 through 10, market rent of $11.50 per square foot and a capitalization rate of 8.5%. As of April 30, 2013, management was considering an unsolicited offer to purchase the property for $650,000, and consequently the holding period for the impairment analysis was the weighted average of the two possible holding periods (10 years and 3 months) assuming a 50% probability of the sale being completed. The sum of the estimated undiscounted cash flows, including sales price, was not less than the carrying amount of the asset group. Based on the impairment analysis, the Company determined that an impairment charge was not warranted at April 30, 2013.
The property was sold in the third quarter of fiscal year 2014 for a price of $650,000, and an immaterial loss of approximately $146,000 was recorded at that time.
8)            Duluth 4615 Grand.  The major assumptions used in the impairment analysis as of April 30, 2013 were as follows:  a 10-year holding period, lease-up within 2 years at occupancy  of 88.7%, occupancy of 90.0% for years 3 through 10, market rent of $6.50 per square foot and a capitalization rate of 8.5%.  At the time of testing, management had the intent and ability to hold the property for at least the 10-year holding period. The sum of the estimated undiscounted cash flows, including an assumed sale price, was not less than the carrying amount of the asset group. Based on the impairment analysis, the Company determined that an impairment charge was not warranted at April 30, 2013.
During the period from April 30, 2013 to January 31, 2014, a lease was negotiated for approximately half of the building, but the prospective tenant ultimately did not execute the lease. However, the lease negotiation reinforced management's belief that the property was of interest to prospective tenants. The Company updated the impairment analysis at July 31, 2013, October 31, 2013 and January 31, 2014 and concluded each time that an impairment charge was not warranted.

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Duluth 4615 Grand was identified in connection with the Strategic Plan as a candidate for disposition. Management is currently evaluating the likelihood of a sale of this property occurring. The Company's impairment analysis as of April 30, 2014 will assume two possible holding periods for this property (the original holding period of 10 years and a holding period of 2 years based on management's current estimate of when a sale might occur).
Properties analyzed, but not tested, for impairment as of April 30, 2013
9)            Northpark Corporate Center. The Company purchased this property, which consists of two 3-story office buildings and two 1-story office buildings with a total of approximately 146,000 square feet, in 2006. At the time of purchase, the property had 96.4% occupancy with 22 tenants, one of whom occupied approximately 60,000 square feet.  This tenant vacated the property in 2011, resulting in occupancy of the property dropping to 30.0% as of January 31, 2012.
The major assumptions used in the impairment analysis as of January 31, 2012 for this property were as follows:  a 10-year holding period, lease-up within 2 years at occupancy of 81.3%, occupancy of 90.0% in years 3 through 10, market rent of $10.00 per square foot and a capitalization rate of 8.0%.  At the time of testing, management had the intent and ability to hold the property for at least the 10-year holding period. The sum of the estimated undiscounted cash flows, including an assumed sale price, was not less than the carrying amount of the asset group. Based on the impairment analysis, the Company determined that an impairment charge was not warranted at January 31, 2012.

Between January 31, 2012 and April 30, 2013, occupancy at this property increased to 45.2%, due to the execution of new leases for approximately 22,000 square feet.   Accordingly, even though occupancy was below 50% as of April 30, 2013, net operating income ("NOI") was positive for fiscal year 2013 due to the increased rental revenue from the new leases at the property. Additionally, a tenant prospect existed as of April 30, 2013; in July 2013 this prospect signed a 10-year lease for approximately 10,000 square feet with an average rental rate of $10.19 per square foot. For these reasons, the Company determined that this property should not be tested for impairment as of April 30, 2013.

As of January 31, 2014, occupancy at this property was 50.2%. NOI for the twelve months ended April 30, 2013 and the nine months ended January 31, 2014 was as follows.

	12 months	9 months
	4/30/2013	1/31/14
NOI	$71,828	$12,869

The Company will continue to monitor this property for further impairment indicators. However, the Company's current intention is to continue to hold this asset for investment and to provide the resources necessary to lease the vacant space in the property.

10)            Plaza VII.  In fiscal year 2013, this property was tested for impairment in the first quarter ended July 31, 2012, due to negative NOI for the quarter, which was primarily caused by the loss of an approximately 1,000 square foot lease and higher than usual maintenance expenses during the quarter. The major assumptions used in the impairment analysis were as follows:  a 10-year holding period, lease-up within 2 years at occupancy of 81.7%, occupancy of 90.0% in years 3 through 10, market rent of $11.50 per square foot and a capitalization rate of 8.5%. At the time of testing, management had

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the intent and ability to hold the property for at least the 10-year holding period. The sum of the estimated undiscounted cash flows, including an assumed sale price, was not less than the carrying amount of the asset group.  Based on the impairment analysis and management's recognition of the higher than usual maintenance expense, the Company determined that an impairment charge was not warranted at July 31, 2012.
Fiscal year 2013 financial results were affected by the higher than usual seasonal and miscellaneous maintenance expenses. However, as of April 30, 2013, two active lease proposals were outstanding: one for 605 square feet with a 62-month term and a second with an existing tenant for the remaining 17,465 square feet of vacant space at the property.  For these reasons, the Company determined that this property should not be tested for impairment as of April 30, 2013.
During the first quarter of fiscal year 2014, management was notified that neither of these lease proposals had resulted in executed leases; however, the property's NOI was still positive in fiscal year 2014:
	12 months	9 months
	4/30/2013	1/31/14
NOI	$(21,667)	$12,420

Plaza VII was identified in connection with the Strategic Plan as a candidate for disposition. As a result, the property is being evaluated for impairment in the fourth quarter of fiscal year 2014. Management is currently evaluating the likelihood of a sale of this property occurring. The Company's impairment analysis as of April 30, 2014 will assume two possible holding periods for this property (the original holding period of 10 years and a holding period of 2 years based on management's current estimate of when a sale might occur).
11)            Whitewater Plaza.  Whitewater Plaza is a 61,138-square foot office building. As of April 30, 2013, occupancy was 49.8%.  At this level of occupancy, operations provided positive NOI. In addition, one lease proposal for 7,458 square feet was outstanding as of April 30, 2013; the lease was subsequently executed on May 1, 2013, for a term of 10 years and rent of $9.50 per square foot. Upon execution of this lease, the property was 62.0% occupied. NOI for the 12 months ended April 30, 2013 and the nine months ended January 31, 2014 was as follows:
	12 months	9 months
	4/30/2013	1/31/14
NOI	$51,935	$158,386

Based upon the positive NOI and active long-term lease proposals, no testing of impairment was performed on this property as of April 30, 2013.  As of January 31, 2014, occupancy was still 62.0%.
12)            Ritchie Medical Plaza.  Ritchie Medical is a 52,116-square foot medical office building. As of April 30, 2013, occupancy was 49.9%. At this level of occupancy, operations provided positive NOI. In addition, two lease proposals were outstanding as of April 30, 2013:  one resulted in an executed lease on May 1, 2013 for 1,992 square feet  and the other  resulted in an executed lease on June 12, 2013 for 14,076 square feet,. Both of these leases are for terms of 10 years and rent of $20.00 per square foot. NOI for the 12 months ended April 30, 2013 and the nine months ended January 30, 2014 was as follows:

Securities and Exchange Commission
May 9, 2014

	12 months	9 months
	4/30/2013	1/31/14
NOI	$124,344	$338,477

Based upon the positive NOI and active long-term lease proposals, no testing of impairment was performed on this property as of April 30, 2013. As of January 31, 2014, occupancy was 89.3%.
13)            Weston Retail:  This property is adjacent to and is operated in conjunction with the Company's Weston Walgreens property. Information about the property is disclosed separately because of the differing dates on which the Company acquired the approximately 26,000 square foot existing retail facility and developed the approximately 15,000 square foot Walgreens. As of April 30, 2013, the Walgreens was 100.0% occupied and was providing NOI to support the entire retail center. As of April 30, 2013, the combined NOI for the twelve months ended April 30, 2013 and the nine months ended January 31, 2014 was as follows:
	12 months	9 months
	4/30/2013	1/31/14
NOI	$283,071	$193,757

Based upon the combined positive NOI, no testing of impairment was performed on this property as of April 30, 2013.

Analysis of Commercial Segments' Credit Risk and Leases
Lease Expirations, page 62
2.
We note your revised discussion of leasing activity in the preceding section and your disclosure here that information on current market rents can be difficult to obtain and is often not directly comparable between properties. Please revise your disclosure in future Exchange Act periodic reports to discuss the relationship between expiring rents and current market rents or, alternatively, to the extent that management does not track this information, please advise.

In response to the Staff's comment, the Company will include in its future Exchange Act periodic reports, to the extent the Company has individual material lease expirations, disclosure regarding the relationship between such material expiring rents and the Company's assessment of current market rents in the market or markets in which such material lease expirations are occurring. To the extent the Company believes that such relationship is not determinable, the Company will make an affirmative statement to that effect. In addition, in response to the Staff's comment, the Company will also, in its future Exchange Act periodic reports, revise its statement regarding the difficulty of obtaining information on current market rents to read substantially as follows: "Because of the diverse property types of the Company's commercial portfolio and the dispersed locations of a substantial portion of the portfolio's properties in secondary and tertiary markets, information on current market rents is difficult to obtain, is highly subjective and is often not directly comparable among properties. As a result, the Company believes that the increase or decrease in effective rent on its recent leases is the most objective and meaningful information available regarding rent trends and the relationship between rents on leases expiring in the near-term and current market rents across the Company's markets. The Company believes that rents on its new and renewed leases generally approximate market rents."

Securities and Exchange Commission
May 9, 2014

The Company respectfully advises the Staff that Company employees do attempt, by a variety of means, to gather information on current rents in the markets in which the Company owns property, but that, based on such information, it is often not possible to derive with precision amounts that could be considered market rents. Company employees gather information from  market research reports prepared by third parties, appraisals, conversations with real estate professionals, trade publications, local trade association meetings, and subscription services, where available. However, due to the diverse and dispersed nature of the Company's properties – 269 multi-family residential and commercial office, healthcare, industrial and retail properties located primarily in secondary and tertiary markets across 12 mid-western states, as of April 30, 2013 -- the information gathered from these sources does not, in the Company's judgment, provide a solid basis for drawing conclusions as to what market rent is for the Company's properties. The smaller markets in which many of the Company's properties are located do not offer the same array and depth of third-party market research reports, locally active appraisal firms, real estate professionals, market publications or trade associations that exist in larger metropolitan markets with greater concentrations of commercial properties. Additionally, the Company believes that the considerable qualitative and competitive differences among properties and their markets do not allow the Company to quantify current market rent rates across the Company's portfolio. Determinations regarding market rents are often subjective in nature, with rental rates and trends for specific properties and even individual spaces within those properties potentially varying significantly in comparison even to other properties in the same area.

For these reasons, the Company has not considered the information it is able to gather concerning rents paid for other properties to be sufficiently significant, reliable or complete to be disclosed to investors. The Company believes that estimates of market rents in the widely dispersed and smaller markets in which much of the Company's property portfolio is located would not be meaningful to investors and could even be misleading.

The Company believes that, in general, the most objective data with which to compare the relationship between rents on the Company's expiring leases and current market rents is the change in rents for the Company's own renewed leases as compared to expiring leases. The Company considers that this data, and the data the Company discloses regarding the average effective rents on new leases in the Company's commercial portfolio, provides useful information to investors regarding rent trends. The Company believes that rents on its new and renewed leases are the best approximation of market rents.

The Company acknowledges that:
•	responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal

Please contact me at 952-401-4802 with any questions or comments with respect to the foregoing.  Thank you.
Sincerely,

/s/ Karin M. Wentz
Karin M. Wentz Associate General Counsel